PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


November 7, 2007


Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

        Re: Asia Automotive Acquisition Corporation
            SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), and in response to your letter of November 2, 2007 , we are filing today Amendment No. 1 to the Company's Registrant Statement on Form S-4 originally filed on November 1, 2007. The Amendment complies with the four changes recommended in your letter.

We look forward to your continued assistance in the review of our filing and your recommendation to accelerate the effective date based upon the changes made.


Sincerely,

/s/ Paul M Kavanaugh
    Paul M. Kavanaugh

JS/PMK/srg
cc: Damon Cobert
    Pamela Howell
    Scott Norton
    Bill Herren
    Rudy Wilson